McMorgan & Company Capital Advisors, LLC

Financial Statements

December 31, 2017



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC FILE NUMBER

8-67074

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMorgan & Company Capital Advisors LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Front Street, Suite 500
_____
(No. and Street)

San Francisco   CA   94111
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Santaguida   (415)788-9300
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
_____
(Name – if individual, state last, first, middle name)

12657 Alcosta Blvd, Ste 500   San Ramon   CA   94583
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Santaguida _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

McMorgan & Company Capital Advisors LLC _____ , as

of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

President, CCO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 9
day of February , 20 18 , by John Santaquida ,
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.



TERESA NOORY
Notary Public – California
San Francisco County
Commission # 2187104
My Comm. Expires Apr 15, 2021

(Seal)   Signature Teresa Noory

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
McMorgan & Company Capital Advisors, LLC
San Francisco, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McMorgan & Company Capital Advisors, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of McMorgan & Company Capital Advisors, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and preforming procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Armanino LLP

Armanino^{LLP}
San Jose, California

We have served as the Company's auditor since 2016.
February 16, 2018

MCMORGAN & COMPANY CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Assets	
Cash and cash equivalents	$ 611,202
Placement fee receivable	114,490
Other assets	8,613
Total assets	$ 734,305

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 20,451
Due to Parent Company	116,385
Total liabilities	136,836
Member's equity	597,469
Total liabilities and member's equity	$ 734,305

The accompanying notes are an integral part of these financial statements.

1. Organization

McMorgan & Company Capital Advisors, LLC (the "Company"), was incorporated on October 1, 2012 ("Inception"), in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"), and is a wholly-owned subsidiary of McMorgan & Company LLC (the "Parent"). The Company is in the business of providing investment management services to employee benefit plans. The Company also provides solicitation, support, and client relations services to certain retirement/benefit plan investment advisory clients in the Taft-Hartley market space.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates based on assumptions about current and sometimes future economic and market conditions, which affect reported amounts and related disclosures in the Company's financial statements. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates. Significant estimates include the collectability of placement fee receivable.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Placement fee receivable

Placement fee receivable is presented net of estimated uncollectible amounts. The normal payment terms are generally 30 to 90 days from the invoice date, which are billed according to the agreement terms. The Company records an allowance for estimated uncollectible accounts in an amount approximating probable losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. As of December 31, 2017, management believes all receivables are collectible.

2.   Summary of Significant Accounting Policies (continued)

Revenue recognition

Placement fees are earned upon the successful conclusion of placement engagements and throughout the life of the engagement until the account is terminated.

In 2017, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Income taxes

The Company is organized as a limited liability company, which is treated as a disregarded entity for federal tax purposes. Under limited liability company rules, substantially all income tax liabilities flow through to the Member, with the exception of certain state taxes. Federal, state, and local income taxes have not been provided for in these financial statements to the extent the Member of the Company is responsible for reporting its allocable share of income, gains, deductions, losses, and credits on its respective individual tax returns. The Company files income tax returns in the U.S federal jurisdiction and the state of California. Generally, the Company is subject to examination by federal (or state and local) income tax authorities for three years from the filing of a tax return.

Subsequent events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are issued. Management has evaluated events and transactions for potential recognition or disclosure through February 16, 2018, the date the financial statements were issued.

3.   Related-Party Transactions

As of October 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent, whereby the Company will reimburse the Parent for payroll and certain administrative costs. These costs, including other expenses paid by the Parent on behalf of the Company, totaled $681,333 for the year ended December 31, 2017, and are included in compensation and operating expenses on the accompanying statement of operations, of which $116,385 is included in the liabilities section of the Statement of Financial Condition as of December 31, 2017.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $474,366, which was $465,244 in excess of its required net capital of $9,122. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017, was 0.29 to 1.

5.   Concentrations

The Company has cash and cash equivalents in the form of deposits, which, from time to time, may exceed depository insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant risk of loss.

Three customers accounted for 75% of revenue and four customers accounted for 92% of the placement fee receivable for the year ended and as of December 31, 2017.

6.   Defined Contribution Plan

Employees are eligible to participate in a 401(k) defined contribution plan administered by the Parent. The Parent matches 50% of an employee's contribution up to 6% of eligible compensation. In addition, the plan allows for a profit sharing contribution that is a discretionary contribution determined annually by the Parent. If made, the profit sharing contribution is based on a percentage of the employee's eligible earnings. The employer match and profit sharing expense allocated to the Company amounted to $22,593 for the year ended December 31, 2017. The expense is covered by the Expense Sharing Agreement and is included in compensation expense on the accompanying statement of operations.